Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated April 3, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 3, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

The Hague – April 3, 2013

Aegon publishes agenda Annual General Meeting of Shareholders

Today, Aegon N.V. published the agenda for its Annual General Meeting of Shareholders (AGM) to be held on Wednesday, May 15, 2013. As part of this agenda, shareholders will be asked to reappoint Mr. Shemaya Levy as member of the Supervisory Board and to appoint Mrs. Dona Young as a new member of the Supervisory Board, both for a four-year term. It is also proposed to appoint Mr. Darryl Button to the Executive Board for a four-year term, succeeding current CFO Jan Nooitgedagt.

A further agenda item addresses the agreement between Aegon and Vereniging Aegon regarding the conversion of Aegon’s preferred shares, of which the Association is the sole owner. Upon conversion, all of Aegon’s preferred shares will be exchanged for cash and common shares. This proposal includes amendments to the Articles of Association.

During the Shareholders Meeting Aegon’s Supervisory Board will also propose to appoint PwC as the new independent auditor for the Annual Accounts 2014 through 2016. This recommendation is the result of a competitive tender process that Aegon conducted, consistent with sound corporate governance principles. For the Annual Accounts 2013, the proposal is to reappoint Ernst & Young as the independent auditor.

More information about all agenda items is contained in the agenda for the AGM, which is available on Aegon’s corporate website aegon.com.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.